GLOBAL corporate compliance

SEC MAIL PROCESSING
RECEIVED
APR 23 2007
WASH. D.C.
209
SECTION

07022880

SUPPL

April 11, 2007

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Perfect Fry Corporation
File No. 82-1609

Please accept for filing the following documents that include information required to be made public:

1. Form of Proxy
2. Management Information Circular
3. Notice of Annual General Meeting of shareholders
4. Financial statement request Form
5. Interim financial statement for the interim period ended January 31, 2007
6. Management Discussion and Analysis for the interim period ended January 31, 2007
7. CEO Certification for the interim period ending January 31, 2007
8. CFO Certification for the interim period ending January 31, 2007

PROCESSED
APR 26 2007
THOMSON
FINANCIAL

Yours truly,

GLOBAL CORPORATE COMPLIANCE

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

dlw 4/25

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-1609

PERFECT FRY CORPORATION

Form of Proxy
Annual General Meeting of Shareholders
April 25, 2007

The undersigned shareholder of Perfect Fry Corporation (the "Corporation") appoints Gary Calderwood, President, or, failing him, Jack Senior, Chairman, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of the shareholders (the "Meeting"), to be held on April 25, 2007, and at any adjournment, and on every ballot that may take place to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers conferred, the undersigned directs the proxyholder to vote the shares represented by this proxy in the following manner:

1. To fix the number of directors at five.

   FOR ______________ AGAINST ______________

2. To elect directors.

   FOR ______________ WITHHOLD FROM VOTING ______________

3. To appoint Dart Bryant, Chartered Accountants, as auditors.

   FOR ______________ WITHHOLD FROM VOTING ______________

4. At the discretion of the proxyholder, upon any amendments of the above matters or any other matter that may be properly brought before the Meeting or any adjournment, in the proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned revokes any proxies heretofore given.

DATED this ____________ day of _______________, 2007.

____

(Signature of Shareholder)

____

Name of Shareholder (PLEASE PRINT)

____

(Number of Shares Voted)

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title.
4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined and delivered to Global Corporate Compliance, 850, 505 – 3 St., SW, Calgary, AB T2P 3E6 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting or any adjournment provided, however, that the Chairman of the Meeting may in his discretion accept proxies received after this time up to and including the time of the Meeting or any adjournment.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

82-1609

PERFECT FRY CORPORATION

**NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 25, 2007**

The annual general meeting of the Shareholders of PERFECT FRY CORPORATION will be held at the offices of Fraser Milner Casgrain, 30th Floor, Fifth Avenue Place, 237 - 4 Avenue SW, Calgary, Alberta, Canada, on April 25, 2007 at 9:00am (MST) in order to:

1. receive and consider financial statements for the fiscal year ended October 31, 2006;
2. fix the number of directors at five;
3. elect the directors;
4. appoint the auditors and to authorize the directors to fix their remuneration;
5. transact such other business as may properly be brought before the Meeting or any adjournment.

The details of the matters proposed are set forth in the Management Information Circular accompanying this notice.

If you are unable to attend the Meeting in person, date and sign the enclosed form of proxy and deposit it with Global Corporate Compliance Inc., 850, 505 – 3 St., SW, Calgary, AB T2P 3E6. In order to be valid and acted upon at the Meeting, the form of proxy must be returned not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.

Only Shareholders of record at the close of business on March 20, 2007 will be entitled to vote at the Meeting, unless that Shareholder has transferred any shares subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of Shareholders.

Dated at Calgary, Alberta, March 21, 2007

By order of the Board of Directors

"Gary G. Calderwood"

Gary G. Calderwood
President

PERFECT FRY CORPORATION
(the "Corporation")

Management Information Circular
for the Annual General Meeting to be held on April 25, 2007

Dated March 21, 2007

PROXIES

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies for use at the annual general meeting of shareholders (the "Meeting") to be held at the offices of Fraser Milner Casgrain, 30th Floor, Fifth Ave Place, 237 – 4 Avenue SW, Calgary, Alberta at 9:00 am (MST) on Wednesday, April 25, 2007 and at any adjournment. Forms of proxy must be deposited with Global Corporate Compliance Inc., 850, 505 – 3 St., SW, Calgary, AB T2P 3E6 not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment. Only holders of common shares (the "shareholders") of record at the close of business on March 20, 2007 will be entitled to vote at the Meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of shareholders.

The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the Meeting. To exercise this right you should insert the name of your representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Voting of Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to you if you do not hold your shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name. Such shares will likely be registered under the name of your broker. Shares held by your broker can only be voted upon your instructions. Without specific instructions, your broker is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Each broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP mails a Voting Information Form ("VIF") instead of the form of proxy. You are asked to complete and return the VIF to them by mail or facsimile. Alternately, you can call their toll-free telephone number or use their internet voting

procedure to vote your shares. If you receive a VIF from ADP it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to ADP in advance of the Meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you attend personally at the Meeting, you may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at the Corporation's head office, or with Global Corporate Compliance Inc., at any time up to and including the last business day before the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment of the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of management. The Corporation will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

Exercise of Discretion by Proxy

Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments of the matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment. At the time of printing of this management information circular, management is not aware of any amendments.

Request for Financial Statements

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format. **Registered shareholders must also provide written instructions in order to decline to receive the financial statements.**

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue an unlimited number of common shares. As at March 21, 2007, there were 9,309,156 common shares issued and outstanding. As a shareholder, you are entitled to one vote for each share you own. A quorum for the transaction of business at the Meeting is two persons holding or representing by proxy at least one-twentieth of the shares entitled to vote.

To the knowledge of the Corporation, as at March 20, 2007 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the shares, except as set forth in the following table.

Name	Number of Voting Shares	Percentage of Common Shares
John Francis Senior	1,021,500	10.8%
Victor Walls	1,085,300	11.5%

MEETING AGENDA

Election of Directors

It is proposed that five directors be elected, to hold office until the next annual meeting or until successors are elected or appointed. There are currently four directors, each of who retire from office at the close of the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the nominees.

In the event that a vacancy occurs because of death or for any reason prior to the Meeting, the proxy shall not be voted with respect to the filling of the vacancy.

Name and Residence	Voting Shares	Offices Held and Time as Director	Principal Occupation
John F. Senior[1] Alberta, Canada	1,021,500	Director since February, 1994	Chairman of Speedi Gourmet Ltd. a restaurant operations company.
Victor G. Walls[1] Alberta, Canada	1,085,300	Director since March, 2002	President of Border Paving, a paving company.
Gordon Sigurdson[1] Alberta, Canada	58,000	Director since June, 2000	President of Harlan Fairbanks Co, a food equipment distribution company.
Paul LeClerc[1]	373,000	Director since March 2006	President of Serve-Canada Food Equipment Ltd. since 1998, a food equipment distribution company
Gary G. Calderwood Alberta, Canada	904,530	President, CEO, Secretary and Director since March, 1993	President, CEO and Secretary of the Corporation.

[1]Member of the Audit Committee

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished by the nominees.

No proposed director is, as at the date of the information circular or has been, within the last 10 years, a director or executive officer of any company that while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

Management is nominating the firm of Dart Bryant, Chartered Accountants, Calgary, Alberta as auditors, to hold office until the next annual meeting and to authorize the directors to fix their remuneration. Dart Bryant was first appointed as auditors of the Corporation in 2000.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following compensation information relates to amounts paid to our Named Executive Officers. None of the other executive officers received a salary and bonus exceeding, in the aggregate, $150,000 during the year ended October 31, 2006.

		Annual Compensation			Long-term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensatio n ($)	Shares under Options Granted (#)	All other Compensation ($)
Gary Calderwood	2006	84,800	8,900	Nil	Nil	Nil
President & CEO	2005	72,000	15,753	Nil	Nil	Nil
	2004	72,000	17,105	Nil	Nil	Nil
Darlene Cowper[1]	2006	52,000	1,691			
CFO	2005	52,000	Nil	Nil	Nil	Nil

[1] Ms. Cowper became Chief Financial Officer in April 2005.

Long-term Incentive Plan Awards

Management made no long-term incentive plan awards during the year ended October 31, 2006.

Option Grants during the Most Recently Completed Financial Year

There were no options granted to purchase Common Shares to the Named Executive Officers during the fiscal year ended October 31, 2006.

Option Exercises

The following table provides information for options exercised by the Named Executive Officers during the year ended October 31, 2006 and their option positions as at October 31, 2006.

			Unexercised Options at Year End			
			Number of Options		Value of in-the-Money Options [1][2]	
Name	Options Exercised (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Gary Calderwood	Nil	Nil	Nil	Nil	Nil	Nil
Darlene Cowper	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the common shares on the TSX Venture Exchange on November 7, 2006 that was $0.26 per share.

(2) "In-the-money" means that the market value of the common shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

The Corporation did not pay compensation to non-management directors nor were they paid for attendance at board meetings, as at October 31, 2006. The directors are reimbursed for expenses occurred in carrying out their duties as directors and are granted stock options.

Employment Contracts and Termination of Employment Arrangements

The Corporation does not have written employment agreements with the Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Stock Option Plan is the only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at October 31, 2006.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	Nil	Nil	Nil

EXTERNAL AUDITOR SERVICE FEES

Audit Fees

The aggregate fees billed by the external auditor in the years ending October 31, 2006 and October 31, 2005 for audit services was $23,000 and $21,000 respectively.

Audit-Related Fees

The aggregate fees billed by the external auditor in the years ending October 31, 2006 and October 31, 2005, for assurance and related services by the Corporation's external auditor that were reasonably related to the performance of the audit or review of the Corporations financial statements and are not reported above under the heading "Audit Fees" was nil and nil, respectively.

Tax Fees

The aggregate fees billed by the external auditor in the years ending October 31, 2006 and October 31, 2005 for tax compliance, tax advice and tax planning services was $3,000 and $2,000, respectively.

All Other Fees

The aggregate fees billed by the external auditor in the years ending October 31, 2006 and October 31, 2005, for all other services other than as described above under Audit Fees, Audit-Related Fees, and Tax Fees was nil and nil respectively.

Exemption

The Company is a "Venture Issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of the MI 52-110.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management is not aware of any indebtedness (other than routine indebtedness) outstanding by any of the directors, executive officers or any of their associates, or any guarantees, support agreements, letters of credit or similar arrangements provided by the Corporation or any subsidiaries, to these individuals, at any time since the commencement of the last completed financial year.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual special meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation's business is contained in the audited consolidated financial statements and management's discussion and analysis for the year ended October 31, 2006. These statements and all the continuous disclosure documents submitted to the Securities Commissions and Stock Exchange can be found on SEDAR at www.sedar.com. Shareholders may request a copy of the financial statements and management's discussion and analysis at 9298 Horton Road S.W. Calgary, AB T2V 2X4 Ph (403) 255-7712 Fx (403) 255-1725.

AUDIT COMMITTEE CHARTER

Appendix A

Role

The Audit Committee of the Board of Directors is responsible for oversight of the quality and integrity of the accounting, auditing and reporting practises of the Company. The Committee's purpose is to oversee the accounting and financial reporting processes of the Company and the audits of the Company's financial statements. The Committee's role includes assurance of the qualitative aspects of financial reporting to shareholders, management of financial risk, and compliance with applicable legal, ethical and regulatory requirements. The Committee is directly responsible for the appointment, compensation and oversight of the accounting firm engaged to prepare or issue an audit report on the financial statements of the Company and in its advisory capacity to the Board recommends for Board approval, the appointment and compensation of the accounting firm.

Membership

The membership of the Committee consists of at least three directors who are generally knowledgeable in financial and auditing matters. Each member is an "independent director" meaning the director has no direct or indirect relationship with the Company, which in the opinion of the Board would interfere with his or her individual exercise of independent judgement. Applicable laws and regulations will be followed in evaluating a member's independence. Any members of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, each member of the Committee shall hold such office until the close of the next annual meeting of shareholders, following which the Board shall re-appoint the members of the Committee. The Board appoints the chairperson.

Communications/Reporting

The auditing firm reports directly to the Committee. The Committee is expected to maintain free and open communication with the auditing firm and the Company's management. This communication will include private executive sessions, at least annually, with each of these parties. The Committee chairperson shall report on Audit Committee activities to the full Board.

Education

The Company is responsible for providing the Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company and other material as may be requested by the Committee. The Company will assist the Committee in maintaining appropriate financial literacy.

Operations

The Committee meets at least four times a year. Additional meetings may occur as the Committee or its chair deems advisable. The Committee will cause to be kept adequate minutes of all its proceedings and will report its actions to the next meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken unanimous consent.

Authority

The Committee will have the resources and authority necessary to discharge its duties and responsibilities, including the authority to retain outside legal counsel or other experts or consultants as it deems appropriate. The committee will be provided with appropriate funding by the Company, as the Committee determines, for the payment of compensation to any audit firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Company; outside counsel and other advisors as it deems appropriate, and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications.

Responsibilities

Subject to the provisions of the Company's Corporate Governance Guidelines, the principal responsibilities and functions of the Audit Committee are as follows:

- Act in an advisory capacity to the Board;
- The agenda for Committee meetings will be prepared in consultation between the Committee chair (with input from the Committee members), Finance management and as required the independent auditor.
- Recommend to the Board, the independent auditor to be engaged and their compensation and following approval by the Board, appoint the independent auditor and approve the terms on which the independent auditor is engaged for the ensuing fiscal year.
- Resolve any disagreements between management and the independent auditor about financial reporting.
- Ensure receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and the company and actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor, and take or recommend that the full Board take appropriate action to oversee the independence of the independent auditor.
- Review with the independent auditor and Finance management the audit scope and plan.
- Review:
  - The Company's quarterly unaudited financial statements, related notes and management discussion and analysis.
  - The Company's annual audited financial statements, related notes and management discussion and analysis.
  - Make recommendation to the Board regarding the approval of the financial statements, notes and management discussion and analysis.
  - Any significant changes required in the independent auditor's audit plan.
  - Any disputes with management encountered during the course of the audit.
- Review and update the Audit Committee Charter and Responsibilities annually.
- Meet with the independent auditor in executive session to discuss any matters that the Committee or the independent auditor believes should be discussed privately with the Audit Committee.
- Ensure that the receipt, retention and treatment of complaints received by the issuer regarding, accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
- Annually evaluate the Committee's performance and this Charter.

CORPORATE GOVERNANCE **Appendix B**

Role

The Board's fundamental objective is to create value for the Shareholders of the Company. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The Board represents and acts with a view to the best interests of the Company and of the Shareholders. The Board and its individual directors do not represent a specific constituency or interest group within the Shareholders or members of the Company. The principal responsibility of the Board is its stewardship responsibilities including overseeing the management of the Company. The day-to-day management of the business and affairs is delegated by the Board to the CEO and CFO.

Set out below is a description of the Company's governance policies and practices organized to comply with Form 58-101F1 of the Alberta Securities Commission.

1. Board of Directors

a. Identity of independent directors	**John F. Senior** (Jack) has been a member since 1994. Jack owns Speedi Gourmet Ltd which operates restaurants primarily in the Geographic area of Vancouver, BC. Jack has purchased 28 Perfect Fry units over the years and has helped guide Perfect Fry from the experience of being a user. **Vic Walls** has been a member since 2002. Vic has ownership and operates Border Paving Ltd. which is located in Red Deer, AB offering services to central and northern areas of the province. **Gord Sigurdson** has been a member since 2000. Gord is the president of Harlan Fairbanks Co., a concession supply company which is the distributor for Perfect Fry products for Western Canada. Gord is independent due to the sales of Perfect Fry as a percentage of Harlan Fairbanks total sales is very small; less than 3%. **Paul LeClerc** has been a member since 2006. Paul is the sales manager of Serve-Canada Food Equipment Ltd. which is the distributor for Perfect Fry products for Ontario. Paul is independent due to the sales of Perfect Fry as a percentage of Serve-Canada total sales is very small; less than 2%.
b. Identify directors not independent	**Gary Calderwood** has been a member since 1993. Gary is one of the original patent holders of the Perfect Fry equipment. Gary is not independent in that he is the CEO and President of Perfect Fry Company.
c. Independence of the majority of the Board	The majority of the Board members are independent. Four directors of the 5 Board members are independent. These members are identified above in 1(a).
d. Director of other reporting issuer	None of the Board members hold positions of directorship of other reporting issuers.
e. Meeting of independent Board members.	The independent members have not met regularly. During regular scheduled meetings the independent members of the Board will discuss the executive performance and compensation in a time of confidentiality. The Board has specifically retained responsibility for managing its own affairs, including planning its composition, selecting the Board

	Chair, nominating candidates for election to the Board, appointing Committees and determining director compensation. The CEO is not a member of any committee of the Board.
f. Independence of the Chairman	The Chairman of the Board, John F. Senior (Jack) is independent of management. The Board decided the Company is best served with a Chairman that is not involved in management of the Company.
g. Board Attendance	The Board held two meeting this past fiscal year. Board member attendance is as follows: John F. Senior – Chairman, Board of Directors, Audit Committee; 2 meetings. Victor G. Walls – Board of Directors, Audit Committee; 2 meetings. Gordon Sigurdson – Board of Directors, Audit Committee; 1 meetings. Paul LeClerc – Board of Directors, Audit Committee; 2 meetings. Gary G. Calderwood – Board of Directors Secretary, CEO, President; 2 meetings.

2. Board Mandate

Inherent in the mandate of the Board is the responsibility to review the Company's strategic planning, risk management, succession planning (including appointing, training and monitoring senior management), shareholder communications and the integrity of the Company's internal control and management information systems. These matters are routinely dealt with by the Board throughout the year.

The mandate of the board of directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

- Reviewing and assessing the operations of the Company with a view to ensuring the best performance is achieved;
- Reviewing and approving major development activities of the Company including major acquisitions, investments and divestitures outside the ordinary course of business;
- Approving operating and capital budgets;
- Reviewing and assessing the performance of the senior management including the Chief Executive Officer and the Chief Financial Officer;
- Reviewing and approving prospects for additional senior management positions;
- Reviewing and approving the annual and quarterly financial statements of the Company;
- Reviewing and approving compensation of the Chief Executive Officer and other senior executives;
- Reviewing the Company's share compensation plan for employees, management and executives;
- Reviewing and approving any securities offerings; and
- Reviewing the internal control and management information systems of the Company.

On a regular basis, regardless of whether a meeting is scheduled, all directors receive information including reports from the Company's Chief Financial Officer containing an operations update, financial overview and other pertinent information, including a detailed review of the Company's actual operations in view of the future vision and direction. The President and Chief Executive Officer and the Chief Financial Officer ("Named Executive Officers") are regularly available for discussions with the directors concerning any questions or comments which may arise between meetings.

3. Position Descriptions

a. Position description for the Chairman	The Chairman of the Board is expected to: 1. In consultation with the President and CEO, determine the dates and locations of meetings of the Board and the shareholders 2. Require the Board to meet at least four times annually and as many additional times for the Board to carry out its duties and responsibilities effectively 3. Ensure that all business that is required to be brought before a meeting of shareholders is presented to shareholders. 4. In consultation with the President and CEO review the meeting Agendas to ensure all required business is brought before the Board to enable the Board to carry out its duties and responsibilities. 5. Attend all meetings of the Board and the shareholders. 6. Ensure the Board has the opportunity to meet separately without management present at all meetings. 7. Provide leadership to enable the Board to act as an effective team in carrying out its duties and responsibilities. 8. Provide advice, counsel and mentorship0 to the President and CEO, and fellow members of the Board.
b. Position description for the CEO	The Chief Executive Officer reports to the Board and has general supervision and control over the business and affairs of the Company. The CEO is expected to: 1. Foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility. 2. Develop and recommend to the Board a long-term strategy and vision for the Company that leads to creation of shareholder value. 3. Develop and recommend to the Board annual busiess plans and budgets that support the Company's long term strategy. 4. Consistently strive to achieve the Company's strategic and operating plans and financial objectives.

4. Director Orientation and Continuing Education

a. Provide orientation for new directors.	The Board has adopted the following practices for orientation of directors designed to: 1. Provide each director with a baseline of knowledge about the company which will serve as a basis for informed decision-making. 2. Provide a program for each director to take into account his or her unique mix of shills, experience, education, knowledge and needs. Each nominee has access to the CEO and other management of the company to ensure understanding of the company's products, processes and risks. Each nominee is offered an opportunity to attended a Board meeting, prior to membership, in order to facilitate a discussion of qualifications, abilities and expectations.
b. Provide continuing education.	Gord, Jack and Paul are presidents of companies that currently

operate in the food equipment industry, therefore their knowledge of past and current risks and trends are extensive.

The Board has a philosophy of continuing education for directors designed to:

1. Support the Board members for professional development in exercising their duties.

2.Management provides updates on a regular basis to the board of the specific of the risks inherent to the companies products.

5. Ethical Business Conduct

a. Implement a code of business conduct and ethics.

Code of Conduct

The Code is intended to focus the Board and each director on the duties and responsibilities of directors, provide guidance to directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and accountability. Each director must comply with the spirit of the Code which is intended to serve as a source of guiding principals:

- A Director's duty is owed first and foremost to the Company. This duty is grounded in basic principles of good faith, stewardship and accountability.
- A Director's role is one of stewardship. The Board is responsible for supervising the manage3ment of the Company. Directors monitor rather than actively manage the Company's business and affairs.
- Directors must act honestly and in good faith with a view to the best interests of the Company and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances
- Directors must demonstrate high ethical standards and integrity in their personal and professional dealings, and be willing to act on, and remain accountable for, their boardroom decisions.

Conflicts of Interest

Board members have a paramount interest in promoting and preserving the interests of Perfect Fry Corporation. Directors should avoid any conflicts of interest between themselves and the Company. Any situation that involves, or may reasonable be inferred to involve, a conflict between a director's personal interests and the interests of the Company should be disclosed to the Board as to the nature and extent of such Director's interest. The particular interest disclosed to the Board will be discussed and a vote on any resolution will not include the vote of that Director as that Director is expected to absent themselves from that discussion.

Normal course of business between directors and the company is permitted so long as the terms are consistent with transactions involving other customers

Confidentiality

Directors should maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company that comes to them from whatever source, in their capacity as a director.

Compliance with Laws, Rules, and Regulations

Directors shall comply and oversee compliance by officers and employees with laws, rules and regulations applicable to the Company, including insider trading laws.

Encouraging the Reporting Of Any Illegal or Unethical Behaviour

Directors should promote ethical behaviour and take steps to ensure the Company: a) encourages employees to talk to supervisors, manager and other appropriate personnel when in doubt about the best course of action in a particular situation, b) encourage employees to report violations of laws, rules and regulations, c) inform that the Company will not allow retaliation for reports made in good faith.

Board Meetings

At Board Meetings, Directors are expected to participate in a meaningful way in all deliberations and decisions. Standards for meeting conduct include the following principles:

- Positive tone
- Pro-active
- Respectful and reflecting a degree of trust
- Open communication
- Honest and fair, ethical and with integrity
- Informed comments and opinions based on supportable facts.
- Team-oriented
- On topic
- Questions are relevant, respectful and challenging.

Informed Judgement

Directors are expected to provide wise, thoughtful counsel on a broad range of issues. A depth of knowledge of the Company's business must be developed in order to understand and question the assumptions upon which the strategic and business plans are based.

b. Steps the Board takes to exercise independent judgement.

At each meeting of the Board of directors, each director is asked to express any concerns and declare they are free of any conflicts of interest.

Individual directors may engage outside advisors regarding potential conflicts of interest.

c. Steps the Board takes to encourage ethical business conduct.

The directors and senior executives are required top annually disclose conflicts of interest and compliance with the Code of Conduct.

6. Nomination of Directors

a. Process by which the Board identifies new candidates for Board nomination.	The Board of Directors in discharge of its duties serves to nominate and recruit potential candidates for the Board. These candidates are identified and considered based on their knowledge, capabilities and interest. A list of candidates is maintained by the board and CEO on an ongoing basis.
b. Nominating committee and independence.	The Board of Directors performs the duties of a nominating committee. Most of the Directors are independent on the Board.
c. If the Board has a Nominating committee.	The Board does not have a nominating committee.

7. Compensation

a. Process by which the board determines the compensation for the directors and officers.	The Board does not have a separate compensation committee. The Board reviews the remuneration of the officers and management of the company on an annual basis compared to industry norms. The Board is not currently have a compensation package. The Directors are compensated for their travel costs for attendance at Board Meetings.

8. Other Board Committees

a. Other standing committees of the Board	The Board does not currently have any standing committees other than the Audit Committee. See Appendix A for Audit Committee Charter

9. Assessments

a. Process for assessing the effectiveness of the Board and individual directors.	Pursuant to its Mandate, the Board has the following practice in evaluating its effectiveness: Each year Board members will discuss their successes in working effectively with one another and identify opportunities to improve effectiveness of the Board and the member performance and contribution.

82-1609

PERFECT FRY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 25, 2007

The annual general meeting of the Shareholders of PERFECT FRY CORPORATION will be held at the offices of Fraser Milner Casgrain, 30th Floor, Fifth Avenue Place, 237 - 4 Avenue SW, Calgary, Alberta, Canada, on April 25, 2007 at 9:00am (MST) in order to:

1. receive and consider financial statements for the fiscal year ended October 31, 2006;
2. fix the number of directors at five;
3. elect the directors;
4. appoint the auditors and to authorize the directors to fix their remuneration;
5. transact such other business as may properly be brought before the Meeting or any adjournment.

The details of the matters proposed are set forth in the Management Information Circular accompanying this notice.

If you are unable to attend the Meeting in person, date and sign the enclosed form of proxy and deposit it with Global Corporate Compliance Inc., 850, 505 – 3 St., SW, Calgary, AB T2P 3E6. In order to be valid and acted upon at the Meeting, the form of proxy must be returned not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment.

Only Shareholders of record at the close of business on March 20, 2007 will be entitled to vote at the Meeting, unless that Shareholder has transferred any shares subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and requests that the transferee's name be included on the list of Shareholders.

Dated at Calgary, Alberta, March 21, 2007

By order of the Board of Directors

"Gary G. Calderwood"

Gary G. Calderwood
President

82-1609

PERFECT FRY CORPORATION

Financial Statement Request Form

To the Shareholders:

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer's financial statements and Management Discussion and Analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. The CSA requires all Issuers to file their continuous disclosure documents through SEDAR. These documents including financial statements can be viewed at www.sedar.com. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

PERFECT FRY CORPORATION.
9298 Horton Road SW
Calgary, Alberta T2V 2X4

☐ I would like to receive audited financial statements by regular mail.
☐ I would like to receive interim financial statements by regular mail
☐ I would like to receive the audited and interim financial statements for the next fiscal year
☐ I consent to receive the above noted financial statements via electronic mail.

____

Name of Shareholder (Please Print)

____

Address

____

City Province Postal Code

____

E-mail Address

The undersigned hereby certifies to be a shareholder of PERFECT FRY CORPORATION.

____

Signature of Shareholder

Dated ____________________, 2007

82-1609

MANAGEMENT DISCUSSION & ANALYSIS

1 Date

March 27, 2007

2 Overall Performance

	2006	2005	2004	2003	2002
Current Assets	$2,041,181	$1,680,834	$1,609,728	$1,573,787	$1,681,254
Long Term Receivable	0	0	0	18,521	0
Property Plant & Equip	1,326,232	1,384,994	1,415,206	1,307,917	155,010
Patents & Processes	1,311,758	1,217,282	977,104	803,558	676,549
Total Assets	4,679,171	4,283,110	4,002,038	3,703,783	2,512,813
Current Liabilities	505,595	348,898	297,321	327,855	227,026
Long Term Liabilities	684,834	709,426	740,666	765,823	0
Shareholder Equity	3,488,742	3,224,786	2,964,051	2,610,105	2,285,787
Total Liabilities & Equity	4,679,171	4,283,110	4,002,038	3,703,783	2,512,813

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art counter-top commercial deep-fryers and merchandisers for the food equipment industry. Perfect Fry's markets now extend around the world and across the fast-food spectrum, specializing in popular, tasty, deep-fried foods at snack bars, food kiosks, sport and recreation facilities, concession stands and convenience stores.

Our primary product, the Perfect Fryer, is highly efficient, odorless, compact and requires no external ventilation systems. The fryer incorporates built-in odorless air filtration and Underwriters Laboratories (UL) listed fire prevention systems, both of which were designed and built by Perfect Fry. These systems lead the industry in effectiveness and quality.

The food equipment industry ventilation regulations have not changed significantly since 1996. The industry is moving towards new and upgraded electronic and communication technologies; we are aware of these protocols and have implemented design changes for the long term future. Perfect Fry has designed and controlled its own electronic advancements, enabling us to quickly meet the industry's ongoing requirements for improved technology.



The Company's investment in development continues to generate improvements that advance Perfect Fry's reputation for leadership, product quality and product variety. The company had expended an additional $124,803 in 2006 for a total net amortized value of $1,311,758 in Deferred Product Development Costs relating to our ongoing research and development activities.

The new PFA **RapidFry™** is direct result of the past six years of research and development activities. This unit was recently introduced at the National Restaurant Association of the USA (NRA) Show in May 2005. The PFA **RapidFry™** is the first odorless, ventless and automated counter-top deep frying system with robotic entry and delivery of food product. This fully-enclosed deep frying system is capable of producing up to 100 pounds of fries per hour requiring only 17 linear inches of counter-space. The PFA **RapidFry™** boasts up to 7200 watts of power, the most of any countertop ventless single basket deep fryer, while its fully-automated, front-loading, front-dispensing design makes it the most compact deep fryer of its kind.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)



The PFA **RapidFry™** design is based on a patented design which Perfect Fry introduced back in the early 1990's. The PFA **RapidFry™** contains more oil for better hold temperatures, more power to recover oil temperature, significant advancements in electronic capabilities and options for easier and more effective use of the equipment. The PFA **RapidFry™** provides all of these advantages along with many of the signature features of the PFC line including odorless technology, built-in fire suppression and advanced electronics.

In recognition of Perfect Fry's commitment to innovation and superior development activities, the Company was proud to receive the Kitchen Innovation Award for 2006 presented by the NRA. This award is judged by a panel of industry leaders who, without compensation, lend authenticity and depth to the value of the award.

The creation of the new PFA **RapidFry™** was made possible by the upgraded fire suppression system developed previously, another tangible result of the Company's development activities. This fire suppression system is now UL registered, giving the system unquestioned acceptance in all North American jurisdictions and increased credibility in International markets. All Perfect Fry equipment carries the CE (European Certification) and NSF (National Sanitation Foundation) listing marks which enhances worldwide sales effectiveness.

While these investments are long-term we believe they are essential to enhancing the intrinsic value of the Company. In addition to innovations in current products, we continue to develop new and complementary products and accessories to further diversify and grow our markets and revenue.



Perfect Fry continues to operate with measured stability, building a strong foundation by steadily investing in all aspects of the company, including physical plant infrastructure, research and development, expanding product lines, international markets and internal processes and technology. Perfect Fry operates as a single reportable operating segment, as these terms are used in the CICA handbook and Perfect Fry has not discontinued any part of its ongoing operations, nor do we have any major acquisitions planned in the future.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

The pictures below represent the first container shipment in the company's history which went to an international distributor. This shipment took place in the first quarter of 2007 and adds a significant part to the emerging image of the company. A company on the move developing an international presence with an amazing product line from a group of people who are committed to long term success.




3 Selected Annual Information

	2006	2005	2004	2003	2002
Revenue USA	$2,779,890	$2,565,744	$2,248,646	$2,270,466	$2,328,528
Revenue Canada	829,744	830,809	707,654	535,033	761,831
Revenue International	598,025	401,550	434,454	797,325	479,586
Other Income	51,240	53,114	50,144	90,354	16,003
Total Revenue	4,258,899	3,851,217	3,440,898	3,693,178	3,585,948
Net Earnings	280,283	341,775	353,946	324,318	366,786
Per Share	.03	.04	.04	.03	.04
Total Assets	4,679,171	4,283,110	4,002,038	3,703,783	2,512,813
Long Term Liabilities	684,834	709,426	740,666	765,823	0

The financial data in this MD&A has been prepared in accordance with Canadian Generally Accepted Accounting Principles and are presented in Canadian dollars.

4 Results of Operations

Perfect Fry has recorded another great quarter of sales of $880,972. Both Canada and USA showed a decrease in sales from the same period last year while international sales had increased. This quarter the US Dollar exchange rate averaged 1.151 up from the 2006 yearly average of 1.135 which the company experienced.

The increase in cost of inputs including steel and labor along with the lower exchange rate had a 3% decline in revenue over cost of goods during 2006. After reviewing our pricing and discount strategy last year and increasing our pricing by 6% in September, 2006, the full effect of this increase along with the change in exchange rate has resulted in a 3% increase in revenue over cost of goods in the first quarter. As the Canadian dollar rises in value on international markets we are looking elsewhere to find lower cost of inputs.

Perfect Fry continues to use tax pools carried forward from previous years and is therefore not in a tax

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

payable situation.


2004 Year
1.314
2005 Year
1.218
2006 Year
1.135
1.4000
1.3500
1.3000
1.2500
1.2000
1.1500
1.1000

The chart on the left shows the decline in the average exchange rates experienced over the past three years. The reduced exchange rate of 1.135 experienced in 2006 represents lower revenue of $234,000 compared to the 2005 rate of 1.218 and lower revenue in 2005 of $210,000 compare to the 2004 rate of 1.314.

During 2006 the company had expected to experience 25% of the sales to be the new PFA model. PFA model sales actually represent 54% of the equipment sales of the company. The company also experienced a supply problem from our steel producer in the spring 2006. These two factors put a high level of stress on the production facilities and resulted in a number of months where the product was back ordered for up to six weeks. The company has compensated for this position by investing in a larger inventory level than normal. At the end of this first quarter 2007 this investment in inventory totaled $1,417,015 up from $1,290,575 at the 2006 year end and $923,423 in 2005 and $737,503 in 2004. This inventory level is higher than desired and the company is looking forward to reducing this level as we regain confidence in market conditions. The company has increased storage space with the installation of a tent type structure in order to accommodate future development. The company believes that we can take advantage of purchases from overseas suppliers by using the new tent type to store bulk purchased items, there by reducing overall costs of sales.

Selling costs, including advertising and promotional efforts is relatively unchanged compared to the first quarter 2006.

General and administrative costs in the first quarter are also relatively unchanged from the first quarter 2006, as the company continues its efforts to keep overhead costs in line in an every changing economic environment. Warranty costs remain acceptable at 0.94% of equipment sales during the quarter, compared with 0.85% in 2006 and 0.40% in 2005. Our design and quality control efforts continue to show positive long term results.

Perfect Fry is experiencing significantly lower net cost of occupancy compared to prior years, due entirely to the new building. The occupancy costs and interest on the mortgage net of rental revenue declined from $76,737 in 2001 to $32,020 in 2006 or $2,668 per month. The first quarter results report $2,751 per month.

The Company experienced expenses in bad debt of less than a $1,000 last year and nothing in the first quarter this year. Our bad debt expenses are back on track after a very poor year in 2005 of $33,000.

The Perfect Fry Corporation Board of Directors concluded a normal course issuer bid (NCIB), which commenced January 1, 2006 and expired December 31, 2006. During this NCIB the Company purchased for cancellation 159,500 shares at an average price of $0.276. The past two NCIB's have totaled 479,000 shares purchased. This program allows the Company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. The shares purchased will be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

5 Quarterly Results

($ in 000's – except per share amounts)

	2007	2006				2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Revenue	881	1052	1165	1030	1012	1094	1068	1084	605	1024	696	754
Net Earnings (Loss)	42	93	91	33	63	120	171	106	(56)	235	5	40
Per Share	0	.01	.01	0	.01	.01	.02	.01	0	.03	0	0

Our overall sales strategy continues to focus on specialty distributors in the food equipment industry. This allows Perfect Fry to develop long term quality relationships.

Exchange rate fluctuation is an ongoing concern for the Company as a significant portion of revenue is earned in US dollars. Perfect Fry will continue to sell in US dollars to maintain strong distributor relationships. Perfect Fry has alleviated all cross-border stress for our distributors by removing barriers such as customs reporting, freight concerns and currency transactions. The Company believes strongly that the administrative cost of removing these barriers was easily offset by the efficiencies enjoyed by our distributors.

6 Liquidity

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long Term Debt	$705,190	$27,316	$59,628	$66,969	$551,277
Operating Lease	16,030	5,496	10,534		

The Company is able to supply cash requirements for future needs on a regular basis from operations. Our production schedule continues to gain efficiencies through all periods of the year and inventory levels fluctuate as a normal course of business.

Fluctuations in liquidity occur throughout the year as sales in the summer and winter months are generally lower than the spring and fall. Assuming growth in sales, working capital fluctuations would be provided by operating loans of up to $1,000,000 from bank financing. During normal company operations, working capital deficiencies have been offset by bank financing. Bank indebtedness at January 31, 2007 is $500,529.

The net working capital, defined as current assets less current liabilities, increased by $8,669 to $1,544,255 (January 31, 2007) from $1,535,586 (October 31, 2006). Investing activities in deferred product development will decline during the coming year. Financing activities of common share acquisitions will only occur on a discretionary basis provided we are in a positive cash position.

There are no restrictions in the movement of financial resources between the parent company and its' subsidiaries.

The Company is not in default and is not in arrears with any accounts, nor does it have any large purchase obligations either outstanding or planned.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

7 Capital Resources

The Company has no future plans for significant capital expenditures. The company is adding on a small tent type structure for cold storage.

The Company uses ongoing cash flows to support research and development activities. There are currently no long term obligations or outstanding agreements to fulfill except for the building mortgage. The company has no plans to renovate or expand the building. Research and development expenditures are solely for our future vision and can be expanded or downsized depending on finances. The company expects that development expenditures will be lower in the near future as we consolidate our current product position.



8 Off-Balance Sheet Arrangements

The Company carries on the normal course business using purchase orders that in some cases will extend beyond the coming year, none of which are contracts with strict time frames. We take advantage of pricing on larger purchase quantities without locking in exact times of delivery which gives us flexibility in working out financial requirements and longer term inventory levels. In the event of some unforeseen difficulty the Company can cancel these orders without financial consequences.

9 Transactions with Related Parties

The Company's consolidated financial statements reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry, and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates.

Certain directors are also distributors. All sales to these directors/distributors are at normal sales terms. No other related parties transactions exist apart from the directors/distributors.

10 Fourth Quarter Results (N/A)

11 Proposed Transactions

The Perfect Fry Corporation Board of Directors is going to conduct another normal course issuer bid (NCIB). The company intends to purchase for cancellation up to a maximum of 465,482 common shares, representing 5% of all common shares issued and outstanding. This program allows the company to purchase common shares in the normal course when the Company estimates that the common shares are undervalued by the Market. These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Company will pay for any common shares will be the market price at the time of acquisition to a maximum market price of $0.35 per share.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

12 Critical Accounting Estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivables and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

13 Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2006 the company adopted the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments including 1651, Foreign Currency Translation, 3051, Investments and 3861, Financial Instruments – Disclosure and Presentation. These changes in accounting policy were applied retroactively without restatement of comparative financial statements. There were no material adjustments at November 1, 2006 as a result of adopting the new CICA handbook sections. In subsequent periods, the gain or loss on derivative foreign exchange contracts will be calculated based on the difference between the Bank of Canada exchange rate and the foreign exchange contract rate and recognized in net income for the period. All other financial assets and liabilities are classified and measured as follows:

Asset/Liability	Classification	Measurement
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Long term debt	Other liabilities	Amortized cost

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there is no effect to the current or prior years by the implementation of this section.

Effective November 1, 2004 the company adopted CICA handbook Sections AcG-15, Consolidation of Variable Interest Entities. The Company has determined there is no effect on the current or prior years by the implementation of any of these sections.

New Accounting Standards Not Yet Adopted

Effective November 1, 2007 the company will adopt the new CICA handbook Sections; 1506, Accounting Changes and 1535, Capital Disclosure, 3862, Financial Instruments – Disclosures and 3863 Financial instruments – Presentation. The company is presently evaluating the impact of these new Standards.

14 Financial Instruments

Because Perfect Fry Company earns a significant portion of its operating revenues in US dollars, variation in the exchange rates affect the Company's operating and financial results. In October 2006, The Company entered into an option dated foreign exchange contract to sell $250,000 US dollars over a 6 month term at a rate of 1.1281 USD/CDN. At October 31, 2006 a balance of $250,000 remained to be sold. At the writing of this report this contract has been completed.

MANAGEMENT DISCUSSION & ANALYSIS (CONTD.)

15 Other MD&A Requirements

Further information relating to the Company is disclosed on the SEDAR website at www.sedar.com.

16 Issued and Outstanding Common Shares

At January 31, 2007 there were 9,309,656 (October 2006 – 9,414,156) shares outstanding which is net of 105,000 shares repurchased for cancellation during the Quarter.

17 Management Compensation

The Corporation has two executive officers that receive regular employment income. In the quarter, the total amount paid for the two officers was $34,200 plus normal expense reimbursement. The Corporation also has four independent directors who do not receive compensation for their services, but do receive reimbursement for expenses.

18 Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Perfect Fry Corporation management, including the President and Chief Executive Officer and the Chief Financial Officer, has reviewed and evaluated the effectiveness of the Corporation's disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) as of October 31, 2006. Management has concluded that, as of January, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that the material information was made known relating to the Corporation

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for purposes in accordance with Canadian GAAP.

There have been no changes in the Corporation's internal controls over financial reporting during the year that have materially affected, or are reasonably likely to materially affect, the Corporation's financial reporting.


PERFECT FRY COMPANY
PERFECT FRY COMPANY

The Benchmark of Ventless Deep Frying...

82-1609

PERFECT FRY CORPORATION
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED JANUARY 31, 2007 and 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Gary G. Calderwood	Darlene Cowper
President and Chief Executive Officer	Chief Financial Officer

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS

	January 31, 2007 (Unaudited) $	October 31, 2006 $
CURRENT ASSETS		
Accounts receivable	995,857	716,020
Inventories (Note 2)	1,417,015	1,290,575
Prepaid expenses	78,454	34,586
	2,491,326	2,041,181
PROPERTY, PLANT AND EQUIPMENT (Note 3)	1,333,356	1,326,232
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 4)	1,302,758	1,311,758
	5,127,440	4,679,171

LIABILITIES AND SHAREHOLDERS' EQUITY

	January 31, 2007 (Unaudited) $	October 31, 2006 $
CURRENT LIABILITIES		
Bank indebtedness (Note 5)	500,529	100,583
Accounts payable and accrued liabilities	419,226	378,154
Current portion of long term debt (Note 6)	27,316	26,858
	947,071	505,595
LONG TERM DEBT (Note 6)	677,874	684,834
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	1,389,621	1,405,371
Retained earnings	2,112,874	2,083,371
	3,502,495	3,488,742
	5,127,440	4,679,171

Commitment (Note 8)

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

	2007 (Unaudited) $	2006 (Unaudited) $
REVENUE (Note 9)	880,972	1,011,788
EXPENSES		
Cost of Goods, Selling and Administration	816,571	886,219
Interest		
Long term debt	10,407	8,908
Other	7,979	5,127
Amortization		
Property, plant and equipment	21,000	21,000
Deferred product development costs	9,000	9,000
Foreign exchange loss (gain)	(25,439)	18,432
Total expenses	839,518	948,686
NET EARNINGS	41,454	63,102
RETAINED EARNINGS, beginning of period	2,083,371	1,811,240
Premium on acquisition of common shares (Note 7)	(11,951)	-
RETAINED EARNINGS, end of period	2,112,874	1,874,342
EARNINGS PER SHARE (Basic and Diluted – Note 7)	0.00	0.01

PLEASE SEE NOTES

PERFECT FRY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

	2007 (Unaudited) $	2006 (Unaudited) $
CASH PROVIDED BY (USED IN):		
OPERATIONS		
Net earnings	41,454	63,102
Items not affecting cash		
Amortization of property, plant and equipment	21,000	21,000
Amortization of deferred product development costs	9,000	9,000
	71,454	93,102
Changes in non-cash working capital		
Accounts receivable	(279,837)	(193,343)
Inventory	(126,440)	3,506
Prepaid expenses	(43,868)	(51,687)
Accounts payable and accrued liabilities	41,072	100,828
	(409,073)	(140,696)
	(337,619)	(47,594)
INVESTING		
Additions to property, plant and equipment	(28,124)	(4,286)
Additions to deferred product development costs	-	(21,350)
	(28,124)	(25,636)
FINANCING		
Repayment of long term debt	(6,502)	(6,800)
Acquisition of common shares (Note 7)	(27,701)	-
	(34,203)	(6,800)
DECREASE IN CASH	(399,946)	(80,030)
CASH, beginning of period	(100,583)	(71,373)
CASH, end of period	(500,529)	(151,403)
Cash Consists of:		
Cash and cash equivalents	-	-
Bank indebtedness	(500,529)	(151,403)
	(500,529)	(151,403)
Note:		
Interest paid	18,383	14,035
Income taxes paid	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements, which are prepared in accordance with Canadian Generally Accepted Accounting Principles, reflect the ongoing operations of Perfect Fry Corporation, which performs management duties, Perfect Fry Company Ltd., which manufactures deep-fryers for the food equipment industry and Perfect Fry Holdings Ltd. which owns the land and building out of which the Company operates. The interim financial statements, which were not subject to audit or review by the company's independent auditors, follow the same accounting polices and methods of computation as the audited financial statements for the year ended October 31, 2006 except as noted below. These unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended October 31, 2006 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method

The Company reviews property, plant and equipment for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The Company reviews deferred product development costs for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

PERFECT FRY CORPORATION

NOTES TO UNAUDITEDCONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Measurement Uncertainty

The accounting process requires that management make, and periodically review, a number of estimates including the following more significant assessments of the:
-net realizable value of accounts receivable and inventories;
-net recoverable value of property, plant and equipment and deferred product development costs;
-economic useful life of long lived assets for purposes of calculating amortization; and
-realization of future tax assets.
Actual results may differ from these estimates.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. We provide for estimated warranty costs. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 9).

Changes in Accounting Policies

New Accounting Standards Adopted

Effective November 1, 2005 the company adopted the new CICA handbook Section: 3831, Non-Monetary Transactions. The company has determined there is no effect on the current or prior years for the implementation this standard.

Effective November 1, 2006 the company adopted the new CICA handbook Sections: 1530, Comprehensive Income, 3251, Equity, 3855 Financial Instruments - Recognition and Measurement and 3865, Hedges and all the related consequential amendments including 1651, Foreign Currency Translation, 3051, Investments and 3861, Financial Instruments – Disclosure and Presentation. These changes in accounting policy were applied retroactively without restatement of comparative financial statements. There were no material adjustments at November 1, 2006 as a result of adopting the new CICA handbook sections. In subsequent periods, the gain or loss on derivative foreign exchange contracts will be calculated based on the difference between the Bank of Canada exchange rate and the foreign exchange contract rate and recognized in net income for the period. All other financial assets and liabilities are classified and measured as follows:

Asset/Liability	Classification	Measurement
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Long term debt	Other liabilities	Amortized cost

New Accounting Standards Not Yet Adopted

Effective November 1, 2007 the company will adopt the new CICA handbook Sections; 1506, Accounting Changes, 1535, Capital Disclosures, 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation. The company is presently evaluating the impact of these new standards.

Comparative Amounts

Certain of the comparative amounts have been reclassified to conform with the current year presentation.

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

2. INVENTORIES

	January 31, 2007 $	October 31, 2006 $
Finished goods	558,944	472,080
Work in progress	7,357	100,416
Parts	850,714	718,079
	1,417,015	1,290,575

3. PROPERTY, PLANT AND EQUIPMENT

January 31, 2007	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	841,786	113,814	727,972
Office and equipment	723,242	517,858	205,384
	1,965,028	631,672	1,333,356

October 31, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	841,786	105,939	735,847
Office and equipment	695,118	504,733	190,385
	1,936,904	610,672	1,326,232

4. DEFERRED PRODUCT DEVELOPMENT COSTS

	January 31, 2007 $	October 31, 2006 $
Deferred product development costs	2,445,055	2,445,055
Accumulated amortization	(1,142,297)	(1,133,297)
	1,302,758	1,311,758

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

5. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $1,000,000 (2006 - $1,000,000). Advances under this facility bear interest at prime plus .50% per annum and are secured by the operating assets of the business.

6. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. The mortgage was renewed for a five year term, maturing February, 2011 and is repayable in monthly amounts of $5,636 (2005 - $5,236) which includes interest at 5.89% (2005 – 4.85%). The mortgage is secured by the land and building (Note 3), an assignment of rents, a general security agreement over specific assets and an assignment of insurance.

	January 31, 2007 $	October 31, 2006 $
Mortgage payable	705,190	711,692
Current portion	(27,316)	(26,858)
Long term debt	677,874	684,834

Principal repayments on the mortgage are as follows assuming future renewals at current rates:

	$
2007	27,316
2008	28,949
2009	30,679
2010	32,513
2011	34,456
2012 and thereafter	551,277
	705,190

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

7. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued Common Shares

Three months ended January 31,	2007	2007	2006	2006
Issued and outstanding at beginning of period	9,414,656	$1,405,371	9,469,156	$1,413,546
Acquired and cancelled	(105,000)	(15,750)	-	-
Issued and outstanding at end of period	9,309,656	$1,389,621	9,469,156	$1,413,546

Earnings per share

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
Three months ended January 31,	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Basic earnings per share	41,454	63,102	9,355,949	9,469,156	$0.00	$0.01
Diluted earnings per share	41,454	63,102	9,355,949	9,469,156	$0.00	$0.01

Normal Course Issuer Bid

Under the terms of a normal course issuer bid commenced on January 1, 2006, the Company acquired 105,000 shares at a total net cost of $27,701. The excess of total net cost of the shares acquired over their historical cost being $11,951 has been charged to retained earnings.

8. COMMITMENT

The Company has an office equipment lease requiring payments of $458 per month until December 2009.

9. REVENUE

The Company's operations are conducted in one business segment, however the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the Three Months ended January 31	**2007**	**2006**
USA	$431,032	$603,292
Canada	147,870	207,027
International	290,885	187,285
	869,787	997,604
Other income	11,185	14,184
	$880,972	$1,011,788

PERFECT FRY CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTD.)
THREE MONTHS ENDED JANUARY 31, 2007 AND 2006

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, forward exchange contracts (from time to time), accounts payable, accrued liabilities and long term debt.

Fair Values - The fair values of current financial instruments are estimated to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term debt.

Credit Risk - All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk - The Company earns a significant portion (66% in Fiscal 2006, 68% in Fiscal 2005) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. The Company mitigates these risks utilizing foreign exchange contracts (not considered hedges). On October 12, 2006, the Company entered into an option dated foreign exchange contract to sell $250,000 US dollars over a six month period at a rate of 1.1281 USD/CAD. At the time of writing, the Company has completed this contract.

Interest Rate Risk - The Company has interest bearing loans on which general interest rate fluctuations apply.

11. RELATED PARTY TRANSACTIONS

Certain directors are also distributors. All sales to these directors/distributors are in the normal course of operations, measured at the exchange amount and are subject to normal sales terms.

82-1609

Form 52-109F2 *Certification of Interim Filings*

I Gary Calderwood, President and CEO of Perfect Fry Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 27, 2007

"Gary Calderwood"
President & CEO

82-1609

Form 52-109F2 *Certification of Interim Filings*

I Darlene Cowper, CFO of Perfect Fry Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Perfect Fry Corporation, (the issuer) for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 27, 2007

"Darlene Cowper"
CFO

END